# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BuzzFeed Inc, CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 50 West 23rd Street, 6th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140331

## Reporting persons
- Inventive Sino Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,691,812; shared voting power 0; sole dispositive power 1,691,812; shared dispositive power 0; aggregate amount beneficially owned 1,691,812 (4.7% of the class)
  Comment: (1) Represents 1,691,812 Class A Common Stock held by Inventive Sino Limited, a company incorporated in the British Virgin Islands. Mr. Zhenhua Wang is the sole shareholder and the sole director of Inventive Sino Limited.
  
  (2) Percentage of class is calculated based on 36,296,018 Class A Common Stock of the issuer, as reported on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 11, 2026 (the "3/31/26 10-Q").
- Zhenhua Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,691,812; shared voting power 0; sole dispositive power 1,691,812; shared dispositive power 0; aggregate amount beneficially owned 1,691,812 (4.7% of the class)
  Comment: (3) Represents 1,691,812 Class A Common Stock held by Inventive Sino Limited, a company incorporated in the British Virgin Islands. Mr. Zhenhua Wang is the sole shareholder and the sole director of Inventive Sino Limited.
  
  (4) Percentage of class is calculated based on 36,296,018 Class A Common Stock of the issuer, as reported on Form 10-Q for the quarter ended March 31, 2026 filed with the Securities and Exchange Commission on May 11, 2026 (the "3/31/26 10-Q").

## Item 1. Issuer
Name of issuer: BuzzFeed Inc
Address of issuer's principal executive offices: 50 West 23rd Street, 6th Floor, New York, New York, 10010

## Item 2. Person Filing
Name of person filing:
Inventive Sino Limited
Zhenhua Wang

The shares reported herein are directly held by Inventive Sino Limited. Zhenhua Wang is the sole shareholder of Inventive Sino Limited. Accordingly, Zhenhua Wang may be deemed to indirectly beneficially own the securities of the issuer held by Inventive Sino Limited.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Inventive Sino Limited, Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, VG1110, BVI
Citizenship:
Inventive Sino Limited: British Virgin Islands

Zhenhua Wang: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,691,812
Percent of class: 4.7%
Sole power to vote or to direct the vote: 1,691,812.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,691,812.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Inventive Sino Limited: /s/ Zhenhua Wang, Zhenhua Wang/Sole Director (06/12/2026)
- Zhenhua Wang: /s/ Zhenhua Wang, Zhenhua Wang (06/12/2026)